UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
July 20, 2016

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES ACT OF 1933

Impinj, Inc.

File No. 333-211779 - CF#33011
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Impinj, Inc. submitted an application under Rule 406 requesting confidential treatment for information it excluded from the Exhibits to a Form S-1 registration statement filed on June 2, 2016.

Based on representations by Impinj, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibit(s) will not be released to the public for the time period(s) specified:

Exhibit 10.20	through October 1, 2020
Exhibit 10.25	through October 1, 2020
Exhibit 10.26	through October 1, 2020
Exhibit 10.27	through October 1, 2020
Exhibit 10.28	through October 1, 2020
Exhibit 10.29	through October 1, 2020
Exhibit 10.30	through October 1, 2020
Exhibit 10.31	through October 1, 2020

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Brent J. Fields
Secretary